VIA EDGAR

January 18, 2011

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re.	Jackson Hewitt Tax Service Inc.
Form 10-K/A for Fiscal Year Ended April 30, 2010
Filed August 12, 2010

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

File No. 1-32215

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated January 7, 2011 relating to the above referenced filings of Jackson Hewitt Tax Service Inc. (the “Company”). For the convenience of the Staff, we have restated each of the Staff’s comments followed by our response.

Form 10-K for Fiscal Year Ended April 30, 2010

Item 1A. Risk Factors, page 11

Federal and state legislators and regulators have increasingly taken an active role in regulation financial products such as RALs…, page 11

1.	We note your response to comment one from our letter dated November 16, 2010. We also note that as a result of governmental actions the company expects to earn less in RAL fees in the upcoming months. If possible, provide more analysis as to how significantly this expected negative trend will affect the company’s profitability and whether other initiatives are expected to lessen the negative impact of the drop in RAL fees.

Response:

We did note in our response that, as a result of the Internal Revenue Service’s action to no longer provide the debt indicator to tax preparers or refund anticipation loan (“RAL”) providers, we expected to receive lower financial product fees revenue in the 2011 tax season. Factoring in our best views of the market events that have occurred prior to this tax season, including that Jackson Hewitt will be able to make RALs available in many of our locations while many of our competitors will not have a source for RALs, we expect that any decline in Jackson Hewitt profitability in fiscal 2011 associated with changes to the financial product environment would not be material. We will provide disclosure around such expectations in the filing of our Quarterly Report on Form 10-Q for the period ending January 31, 2011 as we get a clearer picture of the financial impact resulting from the changing landscape for RALs and other financial products with the start of electronic filing for the 2011 tax season on January 14.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Liquidity and Capital Resources, page 37

2.	We further note your disclosure in the third paragraph under this section indicating your belief that the company will not be able to satisfy its repayment obligations under its line of credit that will be due in October 2011. Please also address the company’s ability to satisfy its April 2011 $30 million repayment obligation.

Response:

As of the time of filing our Quarterly Report on Form 10-Q the period ended October 31, 2010, and as our current business projections continue to support, we expect to be in a position to make the $30 million debt repayment as of April 30, 2011 and we will disclose this in the filing of our Quarterly Report on Form 10-Q for the period ending January 31, 2011.

Definitive Proxy Statement filed on August 18, 2010

Executive Compensation, page 17

3.	We note your response to comment 11 from our letter dated November 16, 2010. Please confirm you will disclose in future filings the salient factors of each executive’s individual performance that helped determine the total dollar value of their long-term equity incentive award and explain your competitive needs in more detail.

Response:

We acknowledge the Staff’s comment and will disclose the information noted above in future filings beginning with our 2011 Proxy Statement.

***

In connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (973) 630-0865.

Very truly yours,

/s/ DANIEL P. O’BRIEN

Daniel P. O’Brien

Executive Vice President and Chief Financial Officer